UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436.

L. B. Foster Company 401(k) and Profit Sharing Plan

(Full title of the plan and the address of plan, if different from that of the issuer named below)

L. B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

L. B. Foster Company

401(k) and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2012 and 2011 and the

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Plan Administrator

L. B. Foster Company

401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company 401(k) and Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 28, 2013

L. B. Foster Company

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$56,751,194	$54,788,736

Receivables:
Notes receivable from participants	1,181,259	1,577,621
Contribution receivable from employer	1,000,000	750,000
Other receivables	5,716	—

Net assets available for benefits	$58,938,169	$57,116,357

See accompanying notes.

L. B. Foster Company

401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Interest and dividends	$1,897,018
Net realized/unrealized appreciation in investment fair value	5,688,578

Total investment income	7,585,596

Contributions:
Employee	2,536,788
Employer	2,099,636
Rollover	979,662

Total contributions	5,616,086

Total additions	13,201,682

Deductions
Deductions from net assets attributable to:
Benefit payments	11,361,941
Administrative expenses	17,903
Other	26

11,379,870

Increase in net assets available for benefits	1,821,812
Net assets available for benefits, beginning of year	57,116,357

Net assets available for benefits, end of year	$58,938,169

See accompanying notes.

L. B. Foster Company

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following brief description of the L. B. Foster Company 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As a result of the Company’s December 15, 2010 acquisition of Portec Rail Products, Inc. (renamed L.B. Foster Rail Technologies), the Plan was amended to permit the merger of the Portec Rail Products, Inc. 401(k) Plan, a qualified retirement plan (the Portec Plan), into the Plan. On August 1, 2011, the merger was completed, and former Portec Plan participants began participating in the Plan.

General

The Plan is a defined contribution plan extended to all eligible employees of L. B. Foster Company (the Company) who have attained age 18. The L. B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis.

Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

1. Description of Plan (continued)

The Plan includes a provision for an immediate company match. Participants receive a company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum company match of 4%. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match on the combined total of these contributions up to the matching limit.

The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $1,000,000 and $750,000 were approved for both 2012 and 2011, respectively. Forfeitures of discretionary contributions are allocated back to the Company. The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. During the year ended December 31, 2012, forfeitures of $90,182 were utilized to reduce company contributions. At December 31, 2012 and 2011, forfeitures of $19,394 and $69,866, respectively, were available to reduce future company contributions.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in the Company’s contributions after two years of eligible service.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

1. Description of Plan (continued)

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed, and discretionary contributions, and related earnings. The Plan also allows for age 59 1/2 in-service withdrawals of all or any portion of the participant’s vested account balance.

Participants’ Accounts

Each participant’s account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of company contributions, and related earnings of the funds.

Participants’ accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

1. Description of Plan (continued)

Loans

A participant may obtain a loan equal to the lesser of 50% of their vested account balance or $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Mutual fund values are based on the underlying investments. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is reported within interest and dividends on the statement of changes in net assets. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

For the year ended December 31, 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Investment Strategy	Fair Market Value	Net Realized/ Unrealized Appreciation (Depreciation)
Mutual Funds:
Fidelity Investments:
Government Income Fund	Inter. Government	$2,130,608	$(41,874)
Balanced Fund – Class K	Moderate Allocation	1,075,862	19,596
Capital Appreciation Fund – Class K	Large Growth	1,650,541	32,538
International Discovery Fund – Class K	Foreign Large Blend	2,355,089	180,889
Small Cap Stock Fund	Small Blend	958,355	84,431
Low Price Stock Fund – Class K	Mid-Cap Blend	2,656,288	(6,147)
Retirement Government Money Market Fund	Money Market	3,971,149	—
Spartan International Index Fund – Advantage Class	Foreign Large Blend	465,132	12,223
Spartan 500 Index Fund – Advantage Class	Large Blend	2,996,975	155,366
Spartan Extended Market Index Fund – Advantage Class	Mid-Cap Blend	1,189,400	(797)
Freedom Income Fund – Class K	Retirement Income	165,063	(156)
Freedom 2000 – Class K	Target Date	385,078	(1,566)
Freedom 2005 – Class K	Target Date	715,110	523
Freedom 2010 – Class K	Target Date	2,013,236	3,739
Freedom 2015 – Class K	Target Date	1,472,853	(693)
Freedom 2020 – Class K	Target Date	4,349,802	5,603
Freedom 2025 – Class K	Target Date	1,400,594	13,072
Freedom 2030 – Class K	Target Date	2,907,555	36,893
Freedom 2035 – Class K	Target Date	263,041	15,009
Freedom 2040 – Class K	Target Date	973,365	22,499
Freedom 2045 – Class K	Target Date	743,700	13,808
Freedom 2050 – Class K	Target Date	433,061	8,968
Freedom 2055 – Class K	Target Date	28,481	393
Balanced Fund	Moderate Allocation	—	95,747
Capital Appreciation Fund	Large Growth	—	151,178
International Discovery Fund	Foreign Large Blend	—	242,154
Low Price Stock Fund	Mid-Cap Blend	—	256,702
Spartan Extended Market Index Fund	Mid-Cap Blend	—	108,364
Spartan International Index Fund	Foreign Large Blend	—	56,331
Spartan 500 Index Fund	Large Blend	—	290,924
Freedom Income Fund	Retirement Income	—	5,653
Freedom 2000	Target Date	—	29,461
Freedom 2005	Target Date	—	39,958
Freedom 2010	Target Date	—	136,758
Freedom 2015	Target Date	—	79,488
Freedom 2020	Target Date	—	249,883

3. Investments (continued)

	Investment Strategy	Fair Market Value	Net Realized/ Unrealized Appreciation (Depreciation)
Mutual Funds: (continued)
Fidelity Investments: (continued)
Freedom 2025	Target Date	$—	$104,963
Freedom 2030	Target Date	—	267,481
Freedom 2035	Target Date	—	53,894
Freedom 2040	Target Date	—	119,564
Freedom 2045	Target Date	—	62,015
Freedom 2050	Target Date	—	32,571
Freedom 2055	Target Date	—	311
Columbia/Acorn Select Z	Mid-Cap Growth	1,188,952	131,602
Guggenheim Mid Cap Value A	Mid-Cap Blend	273,488	10,381
Mutual Shares Class A	Large Value	3,225,990	490,142
Oppenheimer Developing Markets Fund	Large Growth	573,199	94,164
PIMCO Real Return Inst	Inflation-Protected Bond	1,896,829	41,992
PIMCO Total Return Fund	Long-Term Bond	5,232,233	144,511
Allianz NFJ Small Cap Value Fund	Small Value	1,885,160	40,738
Sentinel Common Stock A Fund	Large Blend	3,310,984	318,109

		52,887,173	4,209,356
Common Stock:
L. B. Foster Company Stock Fund	Company Stock	3,863,073	1,479,222
L. B. Foster Company Stock Purchase Account	Company Stock	948	—

		$56,751,194	$5,688,578

3. Investments (continued)

At December 31, 2012 and 2011, the fair value of investments representing 5% or more of the Plan’s assets is as follows:

	2012	2011

Mutual Shares Class A	$3,225,990	$4,429,581
PIMCO Total Return Fund	5,232,233	4,353,492
L. B. Foster Company Stock Fund	3,863,073	4,263,102
Fidelity Investments Retirement Government Money Market Fund	3,971,149	4,203,043
Sentinel Common Stock A Fund	3,310,984	3,266,125
Fidelity Investments Spartan 500 Index Fund	—	3,108,673
Fidelity Investments Spartan 500 Index Fund – Advantage Class	2,996,975	—
Fidelity Investments Freedom 2020	—	3,099,500
Fidelity Investments Freedom 2020 – Class K	4,349,802	—
Fidelity Investments Freedom 2030	—	2,947,954
Fidelity Investments International Discovery Fund	—	2,337,486

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the written form of the underlying volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits,

4. Income Tax Status (continued)

to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

7. Fair Value Measurements (continued)

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits include mutual funds totaling $52,887,173 and $50,524,649 and the Company’s common stock fund of $3,863,073 and $4,263,102 and are stated at fair value as of December 31, 2012 and 2011, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

Supplemental Schedule

L. B. Foster Company

401(k) and Profit Sharing Plan

EIN #25-1324733              Plan #201

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value

Fidelity Investments*:
Government Income Fund	Government obligations	201,381	$2,130,608
Balanced Fund – Class K	Equities	53,340	1,075,862
Low Price Stock Fund – Class K	Equities	67,299	2,656,288
Small Cap Stock Fund	Equities	52,977	958,355
International Discovery Fund – Class K	Equities	71,410	2,355,089
Capital Appreciation Fund – Class K	Equities	56,122	1,650,541
Spartan Extended Market Index Fund – Advantage Class	Index funds	29,802	1,189,400
Spartan International Index Fund – Advantage Class	Index funds	13,569	465,132
Spartan 500 Index Fund – Advantage Class	Index funds	59,358	2,996,975
Freedom Income Fund – Class K	Equity funds, fixed income funds	14,132	165,063
Freedom 2000 – Class K	Equity funds, fixed income funds	32,579	385,078
Freedom 2005 – Class K	Equity funds, fixed income funds	56,620	715,110
Freedom 2010 – Class K	Equity funds, fixed income funds	156,307	2,013,236
Freedom 2015 – Class K	Equity funds, fixed income funds	113,646	1,472,853
Freedom 2020 – Class K	Equity funds, fixed income funds	324,854	4,349,802
Freedom 2025 – Class K	Equity funds, fixed income funds	103,137	1,400,594
Freedom 2030 – Class K	Equity funds, fixed income funds	211,921	2,907,555
Freedom 2035 – Class K	Equity funds, fixed income funds	18,965	263,041
Freedom 2040 – Class K	Equity funds, fixed income funds	69,976	973,365
Freedom 2045 – Class K	Equity funds, fixed income funds	52,782	743,700
Freedom 2050 – Class K	Equity funds, fixed income funds	30,670	433,061
Freedom 2055 – Class K	Equity funds, fixed income funds	2,862	28,481
Retirement Government Money Market Fund	Government obligations, money market securities	3,971,149	3,971,149
Mutual Shares Class A	Equities	144,598	3,225,990
Guggenheim Mid Cap Value A	Equities	8,885	273,488
Columbia Acorn Select Z Fund	Equities	46,498	1,188,952
PIMCO Total Return Fund	Fixed income securities	465,501	5,232,233
PIMCO Real Return Institutional Fund	Fixed income securities	154,591	1,896,829
Allianz NFJ Small Cap Value Fund	Equities	66,425	1,885,160
Oppenheimer Developing Markets A Fund	Equities	16,243	573,199
Sentinel Common Stock A	Equities	96,983	3,310,984

			52,887,173

L. B. Foster Company

401(k) and Profit Sharing Plan

EIN #25-1324733            Plan #201

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value

L. B. Foster Company*:
Stock Fund	Common stock	88,929	$3,863,073
Stock Purchase Account	Money market securities	—	948

			3,864,021

			56,751,194

Participant loans*	Participant loans, interest rates ranging from 4.25% to 10.50%, various maturities ranging from one to thirty years		1,181,259

			$57,932,453

*	Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company 401(k) And Profit Sharing Plan
(Name of Plan)

Date:	June 28, 2013

/s/ Brian H. Kelly
Brian H. Kelly
Vice President, Human Resources and Administration